Ellington Housing Inc.

53 Forest Avenue

Old Greenwich, Connecticut 06870

(203) 698-1200

May 21, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ellington Housing Inc.

Withdrawal of Registration Statement on Form S-11

File No. 333-189777

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Ellington Housing Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-11 (File No. 333-189777) filed on July 2, 2013, as amended on July 31, 2015, together with all exhibits thereto (the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. The Company advises the Commission that the Registration Statement was never declared “effective” and that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the Company’s counsel, Christopher C. Green of Hunton & Williams LLP, at (404) 602-9039.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (203) 409-3585 or Christopher C. Green of Hunton & Williams LLP, the Company’s outside counsel, at (404) 888-4077.

Respectfully submitted,

/s/ Jason Frank
Jason Frank
Associate General Counsel and Secretary

cc:	Sandra B. Hunter,

Securities and Exchange Commission